Exhibit 99.(h)(i)(4)

AGREEMENT

TO WAIVE FEES AND REIMBURSE EXPENSES

THIS AGREEMENT is made this 29th day of November 2016, between Ariel Investments, LLC, a Delaware limited liability company (the “Adviser”), and Ariel Investment Trust, a Massachusetts business trust (the “Trust”).

RECITALS:

WHEREAS, the Trust is a registered open-end management investment company with multiple authorized series;

WHEREAS, the Adviser serves as the investment adviser for the Trust; and

WHEREAS, both the Adviser and the Trust agree it is important that the actual expenses of Ariel Global Fund’s Investor Class and Institutional Class not exceed a specified percentage of the net assets on an annual basis; and

WHEREAS, this Agreement, effective November 29, 2016, supersedes any previous agreement in effect to waive fees and reimburse expenses.

NOW, THEREFORE, the parties hereby agree as follows:

1.	Expense Caps. Adviser agrees to waive fees and reimburse the expenses of Ariel Global Fund to the extent it is necessary to ensure that the actual expense incurred by the Fund, after recognizing the benefits of custody or other credits, fee waivers, and expense reimbursements, not exceed 1.13% of net assets of the Fund’s Investor Class and not exceed 0.88% of net assets of the Fund’s Institutional Class on an annual basis.

2.	Duration of Agreement. This Agreement shall be effective beginning on the date stated above and ending on September 30, 2018. This Agreement shall automatically renew for additional one-year periods if not terminated, in writing, by either party before September 30 of each year.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

ARIEL INVESTMENTS, LLC

By: /s/ Mellody L. Hobson
Name:	Mellody L. Hobson
Its:	President

ARIEL INVESTMENT TRUST

By: /s/ James R. Rooney
Name:	James R. Rooney
Its:	Chief Financial Officer, Treasurer,
and Vice President